Filed by Ballard Power Systems Inc.

(Commission File No. 000-53543)

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Protonex Technology Corporation

(Commission File No: 021-204129)

On July 29, 2014, Ballard Power Systems, Inc. held an investor conference call to review its second quarter 2015 operating results.

[GUY:]

Good morning. The purpose of today’s call is to discuss Ballard’s second quarter 2015 financial and operating results.

With us today are:

•                  Randy MacEwen, President and CEO;

•                  Tony Guglielmin, Chief Financial Officer; along with

•                  Paul Osenar, President and CEO of Protonex Technology Corporation.

We will be making forward-looking statements that are based on management’s current ‘expectations, beliefs and assumptions’ concerning future events. Actual results could be materially different. Please refer to our most recent Annual Information Form and other public filings for our complete disclaimer and related information.

Today Randy will provide his perspective on our year-to-date progress, including the strategic rationale behind our Protonex acquisition … Paul will then provide an overview of the Protonex business … and, finally, Tony will discuss Q2 performance across key financial metrics. We will then open up the call for Q&A.

So, let me turn the call over to Randy …

[RANDY:]

Thanks, Guy, and welcome everyone to our Q2 2015 earnings conference call .…

Our financial and operating results in Q2 were consistent with our messaging earlier this year and our pre-announcement on July 1st. As we have been consistently messaging, we expect 2015 results to be heavily weighted to the second half of the year. Tony will review our second quarter results as part of this call.

When we started the year, we articulated our plan to deliver long-term shareholder value by making further foundational steps in 2015 on our journey to achieve a sustainable business model premised on high growth, scaling and profitability.

In Q2, we made significant progress on this journey. First, we announced our proposed acquisition of Protonex Technology Corporation. Second, we announced new and important partnerships for fuel cell bus and tram market opportunities in China.

Before we review the details of our exciting transaction with Protonex, let me first provide you with an update on our rapid progress in China.

As you will recall, we previously identified the Chinese heavy-duty motive segment, including bus and tram, as a key strategic market for us in 2015.

The macro drivers in China are well known, including a convergence of growing urban populations, a growing need for urban mass transit and a heightened political will to address air quality and climate change. These macro drivers informed China’s new energy program. One of the program’s specific goals is to deploy more than 1 thousand clean energy buses in each of the participating cities, taking advantage of Government subsidies to facilitate this expansion.

We are pleased and excited with the progress we are making in China in the context of the strategy we outlined at the start of the year. Our China urban mass transit strategy is to collaborate with strong local partners that have market access and are financially stable, along with leading manufacturers of new energy buses, leading manufacturers of trains and trams, and progressive cities committed to clean urban mass transportation. Our plan is to embed near-term, mid-term and long-term value streams in our deal structures.

We are designing Chinese partnerships and commercial arrangements that contemplate —

(1)                                 near-term sale of fully assembled Ballard fuel cell modules and ready-for-assembly module kits;

(2)                                 near and mid-term Technology Solutions activities, including licensing and engineering services, to support localization of module production;

(3)                                 mid-term and long-term exclusive and recurring stack supply and recurring royalty streams leveraged to unit volumes; and

(4)                                 long-term licensing of next generation products.

We have made considerable progress with this model already in 2015. In early June, we signed agreements with Guangdong Synergy Hydrogen Power Technology Company, or Synergy, and Nantong Zehe New Energy Technology Company, or Zehe, to provide fuel cell Power Products and Technology Solutions in support of the planned deployment of an initial 33 fuel cell-powered buses in two Chinese cities. This deal has an estimated value of 10 million dollars, the majority of which we expect to recognize this year.

In addition to supporting the deployment of the initial 33 fuel cell buses, the deal signed with Zehe includes a non-exclusive license for local assembly in China of Ballard’s recently launched HD7 heavy-duty power modules for use in clean energy buses. Ballard will also serve as the exclusive supplier of fuel cell stacks for use in the power modules assembled under this deal.

Consistent with our China strategy, we have structured our deal to have an upfront license fee as well as a future royalty stream. Ballard and Zehe are initially collaborating with electric bus manufacturer Jiangsu GreenWheel New Energy Electric Vehicle in the city of Rugao in Jiangsu province.

A similar deal was also signed with Synergy. Ballard and Synergy are collaborating with electric bus manufacturer

Foshan Feichi Automobile Manufacturing Co. in the city of Yunfu in Guangdong province.

Also in June, we signed a framework agreement with Tangshan Railway Vehicle Company, or TRC, a company that is part of China Railway Rolling Stock Corp, the world’s largest manufacturer of trains, formed as a result of the recent merger between China CNR Corp and CSR Corp. The framework agreement contemplates the development of a new fuel cell module that is designed specifically to meet the requirements of tram or Ground Transport Vehicle applications.  Initial work is expected to involve Technology Solutions provided by Ballard to design and support integration of a fuel cell engine into TRC tram equipment, with the development milestone of powering a GTV prototype in 2016.

We are working hard to further our penetration into the high-growth Chinese urban mass transit market, and expect to have additional updates to share later this year.

During the second quarter, we also made significant progress on our M&A strategy. As previously communicated, to accelerate our journey to a sustainable business model with high growth and profitability, in addition to our execution focus on strong organic growth, we will also be prioritizing strategic acquisition opportunities where the target business is assessed against the following acquisition criteria —

•                  complementary to our customer-centric Power Products market opportunities and product portfolio;

•                  adds $15 million plus in revenue to support our drive to achieve scale;

•                  accelerates profitability;

•                  provides exposure to complementary investment themes; and

•                  is financially accretive.

On June 29th, we announced that we had signed definitive agreements to acquire Protonex. We will hear shortly from Paul Osenar, the Protonex President and CEO, regarding the Protonex business, but first let me provide you with some insight as to the strategic rationale and benefits associated with the Protonex acquisition relating to Diversification, Growth, Scale and Profitability.

•                  In terms of Diversification, with the acquisition of Protonex we would add power management products along with small-scale portable fuel cell products to Ballard’s already extensive Power Products portfolio.

Paul will be speaking to the Protonex product portfolio and associated opportunities in just a few minutes.

•                  Growth - Protonex has enjoyed an overall revenue compound annual growth rate of 22 percent since 2011, and anticipates significantly higher growth in 2016.

•                  Scale — with the addition of Protonex, Ballard’s consolidated revenue will show strong top line improvement after closing. We currently envision a consolidated revenue contribution from Protonex of approximately 5 million dollars in 2015 and approximately 20 million dollars in 2016.

•                  Profitability - Protonex generates high margin revenue — for example, 40 percent gross margin in 2014 — that will positively impact Ballard’s top line and bottom line, ultimately moving the Company more rapidly toward positive earnings.

I would also like to pause here, and provide some context on the strategic rationale for our recent 15 million dollar equity financing.

As we started 2015, we set out a strategy to accelerate growth and sustainable profitability by scaling our commercial activities and pursuing complementary acquisitions. Our strategy was to ensure a strong balance sheet in order to —

(1)                                 support larger commercial deals that require Ballard to have sound bankability; and

(2)                                 support Ballard’s positioning as an attractive acquiring platform for acquisition targets.

To achieve this strategy, we set a goal to add 50 million dollars of cash to the balance sheet in the first half of 2015. We planned to close two deals to fund our 50 million goal. The first deal was the Volkswagen Group IP transaction, which will net about 38 million dollars of cash. We also planned to complete an equity capital raise with gross proceeds of 15 million dollars, to achieve our 50 million dollar goal.

In reviewing our commercial activities and sales pipeline, we also recognized that the second half of the year was going to be extraordinarily busy as we advanced key commercial discussions and delivered products and services. Our strategy was to clear the heavy lifting on the Protonex negotiations and complete our capital market activities in the first half of 2015, in order to permit a clear management focus on execution activities through the second half of the year.

On June 29th we announced our acquisition of Protonex and engaged in our investor marketing roadshow — and, despite the negative news from Greece that week and its impact on the equity markets, we were able to proceed with an equity offering under better terms than recent prior offerings.

And, consistent with our strategy, we now have a sound platform with a well-funded balance sheet as we move into a very busy second half of 2015, which will require full management attention on complex commercial discussions, important operational activities, a successful Protonex integration, and continued evaluation of attractive M&A opportunities.

So, to summarize, our balance sheet now allows us to focus on scaled commercial opportunities with a long line-of-sight and cash runway, while also enabling enhanced flexibility to rapidly respond to attractive acquisition opportunities. We now have a Ballard corporate profile that presents as a bankable commercial partner for larger commercial deals and as a sound and attractive acquirer for complementary businesses.

We are teed up for an exciting second half of the year.

So, let me now turn the call over to Paul Osenar who will provide more detail about Protonex’s business, customers and growth prospects … Paul …

[PAUL:]

Thanks Randy, and good morning everyone …

Let me start by expressing our excitement at Protonex with the prospect of working on the Ballard team to drive positive results for the consolidated business. We expect to make a meaningful contribution to those results.

What I would like to do today is provide you with some background on Protonex — a private company that most of you will not be familiar with — including our history, target markets, product portfolio, financials and growth prospects.

I’ll begin with a very brief review of the history of Protonex and our funding. I co-founded the business in 2000 and, through the first number of years funding came from the founders and friends as well as from commercial and government contracts. We also completed venture capital rounds in 2004 and 2005 totaling about 14.5 million dollars.

In 2006 we completed an IPO on the AIM exchange in London and also completed a secondary offering in 2007, raising a total of about 44 million dollars. Our investors,

following this last equity financing, included Parker Hannifin, Goldman Sachs and Conduit Ventures.

In 2010 the Company delisted from the AIM exchange and I became CEO.

The Company currently has an ownership structure with approximately 15 percent of shares held by both current and former employees, 60 percent held by strategic partners and institutional investors and the remaining 25 percent held by retail shareholders.

Today we operate out of a leased office and manufacturing facility in Southborough, Massachusetts, with 53 employees. The facility includes 17,000 square feet of space dedicated to product development, state-of-the-art testing capabilities and lean manufacturing.

Through our 15-year history, Protonex has focused on the development of a suite of ‘power management’ and ‘power generation’ products that are among the smallest, lightest and most capable systems for extreme applications. This has made the U.S. military an ideal early-adopter target for our portfolio of products … we recognized this early on and aggressively pursued the military market. Throughout our history we have had considerable support from the U.S. military for the development of our technology and products, amounting to over 80 million dollars in program support.

With the military’s increasing use of electronic technologies — including sensors, radios, GPS systems, cell phones, computers and other devices — legacy power solutions,

such as batteries and generators, are simply not up to the task. This transition to the “digital battlefield” has presented tremendous challenges for the military from a power and energy management perspective.

And, in the context of the digital battlefield, Protonex’s products have proven to significantly reduce weight — which is a critically important objective for the military — while also increasing functionality, improving performance and protecting soldiers in the field. As a result, we have been awarded more than 80 percent of the work we’ve bid on to date with government and military customers. And, we believe that our work for the military can be expanded considerably into international markets.

Protonex’s success to date with the U.S. military complex has included virtually all elements: Air Force, Army, Navy, Marines, Defense Advanced Research Projects Agency or DARPA, and the special operations command or SOCOM.

The U.S. military is one of the largest consumers of energy in the world. Over the past decade the military has been focused on power and energy solutions in the face of a proliferation of increasingly advanced electronic devices being used by the modern soldier on the digital battlefield. Where previous products consisted of analog batteries and power supplies with no network capability, today the military requires more sophisticated solutions, such as power management products.

Also, as we move forward, we believe that fuel cell products will play a growing role in power generation for the military, particularly given their low-noise and low-heat signatures,

together with high-energy density, extended runtime and reduced weight. In particular, fuel cells achieve superior fuel-to-electricity efficiency of up to 55 percent, compared to combustion systems with a maximum of just 35 percent. The net effect is minimizing fuel transport convoys and thereby saving lives and operational costs.

Our ‘power management’ products have been the engine of growth at Protonex, over the past several years. These products facilitate soldiers’ ability to power a variety of key communication and navigation tools from a wide range of power sources … including solar, vehicles and fuel cells. Our products increase mobility and flexibility for soldiers, thereby making them more efficient and reducing the need for fuel and battery transport. Specifically, a power manager device —

•                  Manages and prioritizes battery usage;

•                  Powers man-worn and man-packable gear;

•                  Recharges military and commercial batteries;

•                  Optimizes alternative power sources;

•                  Monitors power sources and loads;

•                  Dynamically adjusts to changing mission needs;

•                  Automatically identifies connected devices and self-configures for optimal operation; and

•                  Logs all energy generation and usage for accurate mission planning and analysis.

Simply put, a power manager device allows the soldier to power any device from any available power source.

Protonex power management products include —

•                  The Squad Power Manager — or SPM 622 — manages up to 150 watts of power from vehicles or solar sources in order to charge multiple devices at one time for an entire squad, typically 7 soldiers. This product also provides a graphical display to show power trends and to permit advanced configurations.

Protonex has shipped almost 4,000 SPM units to date — a significant number in the short period since the initiation of field testing activities with the U.S. military.

•                  The Vest Power Manager — or VPM 402 — meets the needs of the U.S. Air Force, Marines and Army for power management at smaller power levels, for use on an individual soldier.

It can be linked to the SPM 622, allowing products to work in sync, while supporting other handheld or man worn devices such as radios, GPS, shot detection, and so on. This product has completed trials and we expect to see meaningful sales in 2015.

•                  Protonex received funding from the U.S. Marines to develop the Advanced Battery Charger … a more cost-effective and higher throughput device than legacy systems. This device is in trials now.

In addition, we offer several portable fuel cell products in the sub-1 kilowatt power range, utilizing PEM and SOFC technologies. Protonex has focused on the development of high performance power systems for applications where traditional battery or generator solutions limit functionality.

A key application for our fuel cell products is in powering Unmanned Vehicles. Unmanned Aerial Vehicles, or UAV Power Systems are moving from flight demonstrations to deployable products now. We have utilized our fuel cell technology to increase flight endurance over batteries and increase reliability over traditional small engines.

In fact, our Navy partner set an unofficial UAV flight record of 48 hours …. an increase in flight duration of 13-times compared to the best lithium batteries of equivalent weight. Rapidly growing interest in commercial uses for UAVs suggests that this will be an important application enabling significant growth as we move forward.

We also have an SOFC-based product that runs on propane fuel and complements existing battery and solar installations …. this is currently in the early stages of deployment.

From a financial perspective, Protonex has experienced a 22 percent top line compound annual growth rate since 2011, with total revenue growing to 13.8 million dollars in fiscal year 2014, which ended on September 30th, 2014. We anticipate an increase in our rate of growth as the U.S. military adopts power management products as a standard requirement on a widespread basis and also adopts fuel cell products to power the growing deployment of unmanned vehicles.

Over the 2011-to-2014 period, Protonex product revenue grew as a proportion of total revenue from about 15 percent up to about 55 percent … with the remainder of our revenue coming from contract and services work.

Within the product segment, the vast majority of our revenue today comes from our power management portfolio — we expect power management products to account for more than 80 percent of total product revenue in 2015. And, as I’ve already noted, we expect sales of power management products to the U.S. military to continue growing … laying the foundation for future sales of fuel cell products.

Our Gross Margin in fiscal year 2014 was 40 percent and, for the first time, we generated positive EBITDA.

Our strategic rationale for this transaction with Ballard is based on two factors: first, the ability to team with a company for which our product portfolios are complementary; and second, to team with a company that can add global sales and distribution capability into new commercial markets.

Teaming with Ballard works for Protonex on both counts. Our power management expertise can provide a critical means of opening market opportunities for fuel cell products within the U.S. military establishment … and, we believe that will also happen for other industrial markets.

In addition, our focus on portable products below 2 kilowatts power is entirely complementary to Ballard’s focus on stationary and motive power products in the power range above 2 kilowatts.

To date, Protonex has relied on a modest sales and marketing organization yet produced great product traction. Ballard has been investing in its go-to-market capabilities, including an expansion of sales and marketing bench in a wide range of geographic markets. This will be a tremendous benefit to Protonex as we expand into other adjacent markets in new geographic territories over the coming years.

Let me also provide a brief update on the progress we have made since announcing this deal on June 29. We have been working diligently since that date on planning the integration of our organizations … and, that activity has been progressing on-track and on-time.

I hope that I’ve addressed many of the questions on your minds — and, we will be pleased to answer other questions during Q&A at the end of this call.

So, with that let me turn the call over to Tony … who is going to discuss Ballard’s second quarter results. Tony ….

[TONY:]

Thanks Paul … and good morning everyone.

I’ll start by taking you through Ballard’s financial metrics for Q2 for each of our key markets, starting with revenue. As Randy mentioned, revenue in Q2 was 11.2 million dollars, down 39 percent from the same period last year.

Looking at revenue in our two platforms, POWER PRODUCTS and TECHOLOGY SOLUTIONS …. overall for Power Products, we generated revenue of 6.3 million dollars in Q2, down 15 percent year-over-year.

In Telecom Backup Power, revenue in the quarter was 3.0 million dollars, an increase of 15 percent year-over-year, driven by the shipment of 100 ElectraGen systems to RJIL in India.  In addition, we also shipped systems to customers in South Africa and Europe in the quarter.

In Material Handling, revenue was down 34 percent to 2.7 million dollars. This is despite Plug Power projecting strong revenue growth this year. However, it is important to note that only a portion of that will come directly from GenDrive system sales using Ballard stacks. Additionally, Plug has built up inventory of our fuel cell stacks in previous quarters for use in its GenDrive systems. We do expect an increase in Material Handling revenue through the second half of the year.

In Development Stage Markets, revenue decreased by 13 percent, or 0.1 million dollars year-over-year, to 0.6 million dollars, with one HD6 module shipped in the quarter to the Stark Area Regional Transit Authority for deployment in Ohio.

Despite a soft Q2 in bus, we expect significant growth in the second half of the year. In addition to the opportunities in China that Randy discussed earlier, we expect to deliver an additional 10 modules in the U.S through the FTA’s LoNo program this year… 5 modules for Stark Area Regional

Transit Authority as well as 5 modules for SunLine Transit Agency.

Also during the quarter, we signed a 5-year extension to the maintenance contract for the 8-bus fleet for Transport for London in the U.K. that will generate approximately 650 thousand dollars per year over the term of the contract.

Turning to Technology Solutions, revenue in Q2 decreased 56 percent, to 4.9 million dollars. Similar to the first quarter, this decrease was the result of a particularly strong first half last year — which included revenue from previous licensing contracts in China that accounted for 3.2 million dollars in Q2 2014, along with the cadence of the Volkswagen engineering services contract that was weighted more heavily in the first half last year.

Looking to the second half, we do see revenue in Technology Solutions increasing driven by the VW program as well as new programs. This includes the recent signing of an agreement for a 1 megawatt ClearGen distributed generation system in France. The first phase of this project will generate 1.7 million Euros for Ballard, as we apply engineering services and develop core components. This first phase will commence in the second half and will be completed by mid-2016. A second phase of work, worth an additional 1.7 million Euros, is expected to be completed in 2017 subject to Hydrogène de France securing necessary funding to complete the project.

Gross Margin for the quarter was 10 percent, down 15 percentage points from 2014. This was primarily due to the absence of the high margin licensing revenue in China, as well as the overall decrease in Technology Solutions revenue. We do expect Gross Margin to improve in the second half through overall top line revenue growth, along with a shift in product mix to higher margin bus and a more significant contribution from Technology Solutions.

Cash Operating Costs were flat to last year at 6.7 million dollars.  Higher research and product development costs, resulting from lower hours spent on engineering services given the cadence of projects, were offset by a weaker Canadian dollar this year.

As indicated on our last call, we expect Cash Operating Costs to continue at a run rate of approximately 7 million dollars per quarter through the rest of the year.

Adjusted EBITDA declined to negative 4.8 million dollars compared to negative 1.2 million dollars in Q2 last year, reflecting the lower Gross Margin.

Net income in the quarter was negative 7.3 million dollars, compared to negative 4.5 million dollars in Q2 last year, and earnings per share also declined to a loss of 6 cents per share in the quarter compared to a loss of 3 cents per share in Q2 last year.

Cash Used by Operating Activities increased 79 percent year-over-year to negative 5.3 million dollars. This was comprised of cash operating losses of 5.5 million dollars, partially offset by net working capital inflows of 0.2 million dollars.

In terms of liquidity, we ended Q2 with cash reserves of 41.2 million dollars. This was higher than the range we indicated in our July 1st press release of 38-to-40 million dollars. Further, subsequent to the quarter end, we added 13.6 million dollars in net proceeds from the equity offering that closed July 7th which Randy discussed earlier.

This financing, along with the additional 9 million dollars that we expect to receive by Q1 2016 as part of the next tranche of the VW transaction we announced in February, provides us with a very strong cash position — with no debt — from which to execute on our aggressive growth strategy.

Lastly, a word on the closing of the Protonex transaction. We expect the deal to close in Q3 to allow time for the Protonex shareholders to vote on the transaction. In terms of this vote, as we stated in the initial press release, the deal requires support from at least 50 percent of Protonex’s shareholders. All Protonex directors, executive officers and certain of the major shareholders — in aggregate representing more than 55 percent of outstanding shares — have entered into voting agreements under which they have irrevocably agreed to vote in favor of the transaction.

So, with that let me turn the call back over to the operator…

[QUESTION & ANSWER PERIOD]

[RANDY:]

Thank you for joining us today.

Most, if not all of you, will have received our recent “Save the Date” email regarding Ballard’s “Investor and Analyst Day” being held in New York City on October 1st. During “Investor and Analyst Day” our Executive team will be reviewing a number of key topics in detail and will be engaging in discussions with attendees. The event will be webcast … so, you will have the opportunity to participate either onsite or remotely. More details on this event will be available in the very near future — we look forward to your participation.

And, we also look forward to speaking with you again in October when we will discuss results for the third quarter of 2015.